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FORM SD
Specialized Disclosure Report

RiT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

000-29360
(Commission file number)

24 Raoul Wallenberg Street, Tel Aviv
Israel   69719
(Address of principal executive offices)

Motti Hania, CEO
Tel: +972-77- 270-7200
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

RiT Technologies Ltd. ('RiT") hereby presents its Conflict Minerals Disclosure for calendar year 2014, in its Conflict Minerals Report which is filed as Exhibit 1.01 hereto as part of this report.

Section 2 – Exhibits

Item      2.01  Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RiT TECHNOLOGIES LTD.

Date: May 28, 2015	By:	/s/ Motti Hania
Motti Hania, CEO